Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 8 DATED MARCH 19, 2019

TO

PROSPECTUS DATED APRIL 25, 2018

(as supplemented by Supplement No. 1 dated May 16, 2018,

Supplement No. 2 dated August 15, 2018,

Supplement No. 3 dated August 17, 2018,

Supplement No. 4 dated November 13, 2018,

Supplement No. 5 dated January 14, 2019,

Supplement No. 6 dated January 18, 2019, and

Supplement No. 7 dated January 28, 2019)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 25, 2018, as supplemented by Supplement No. 1 dated May 16, 2018, Supplement No. 2 dated August 15, 2018, Supplement No. 3 dated August 17, 2018, Supplement No. 4 dated November 13, 2018, Supplement No. 5 dated January 14, 2019, Supplement No. 6 dated January 18, 2019 and Supplement No. 7 dated January 28, 2019 (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus, as previously supplemented. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc. and references to REIT I refer to Rich Uncles Real Estate Investment Trust I, which is also referred to as Rich Uncles I in the Prospectus.

The purposes of this Supplement are as follows:

A.      To provide an update regarding the status of the offering;

B.      To disclose that the Company intends to explore a potential acquisition of Rich Uncles Real Estate Investment Trust I (“REIT I”) or its real estate portfolio (the “REIT I Portfolio”)

PROSPECTUS UPDATES

A.	Status of the Offering

The following supersedes and replaces the first paragraph under the “Status of the Offering” section of the Prospectus:

On July 20, 2016, we commenced our reasonable best efforts initial public offering of up to 100 million shares of our common stock, including 10 million shares pursuant to our distribution reinvestment plan, and we are currently selling our shares in the following states: CA, CO, CT, FL, GA, HI, ID, IL, IN, KY, LA, MO, MT, NH, NV, NY, SC, SD, TX, UT, VA, VT, WI, and WY. As of February 28, 2019, we had received aggregate gross offering proceeds of $150,121,913 in connection with the sale of 14,976,828 shares of our Class C common stock, including 1,017,841 shares of Class C common stock sold under our distribution reinvestment plan. Accordingly, as of February 28, 2019, there were 85,023,172 shares of our Class C common stock remaining available for sale in connection with this offering, including 8,982,159 shares pursuant to our distribution reinvestment plan.

B.	Company to Explore Potential Acquisition of REIT I or the REIT I Portfolio

On March 19, 2019, in connection with the announcement of January 14, 2019 by REIT I of REIT I’s decision to pursue strategic alternatives, including the potential sale of the REIT I Portfolio, the Company announced that it intends to explore a potential acquisition of REIT I or the REIT I Portfolio. The Company’s board of directors (the “Board”) has formed a special committee of the Board (the “Special Committee”), consisting solely of independent directors, that will evaluate the potential for a transaction with REIT I.

The Special Committee has engaged UBS Investment Bank as its financial advisor and Morris, Manning and Martin, LLP as its legal advisor to assist the Special Committee as it conducts a review of a potential acquisition of REIT I or the REIT I Portfolio.

The Company and REIT I are affiliated entities that are both sponsored by BrixInvest, LLC (the “Sponsor”) and are externally managed by affiliates of the Sponsor. The members of the Special Committee, comprising four of the Company’s six directors, have no affiliation with REIT I or the Sponsor. The Company currently owns an approximate 4.8% interest in REIT I.

The Special Committee has not set a definitive timetable for completion of its evaluation, and there can be no assurances that the review process will result in any transaction. The Company does not intend to provide any updates pertaining to its exploration of a potential acquisition of REIT I and shareholders should not expect any announcement from the Company until such time that an outcome has been reached with respect to any potential offer for REIT I or the REIT I Portfolio, except as required under applicable laws.

Safe Harbor Statement

This Supplement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements include any statements in this Supplement that are not historical or current facts and include, but are not limited to, statements relating to the possibility that the Company may pursue an acquisition of REIT I or the REIT I Portfolio. These forward-looking statements represent management’s current expectations and assumptions based on information available as of the date of this Supplement and involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those that are expressed or implied by the forward-looking statements, including but not limited to the risks and uncertainties set forth above in this Supplement and the other risks and uncertainties as described under “Risk Factors” in the Prospectus. The Company does not intend, and undertakes no obligation, to update any forward-looking information to reflect events or circumstances after the date of this Supplement or to reflect the occurrence of unanticipated events, unless required by law to do so.